Exhibit (a)(1)(I)

Employee communication to Brigham

Welcome.

A webpage has been created for you that will be the temporary communication channel to Brigham employees. www.statoil.com/brighamemployees. Here, prior to the close of the deal, you will find answers to frequently asked questions. Should you have any additional questions that are not addressed, please contact Christi Bowmer@cbowmer@bexp3d.com. On Day 1, the site will be updated with additional FAQ’s and will also contain items for your daily work.

Please monitor this site daily as we will update regularly with all types of information and templates.

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Note:

Information presented in this FAQ document may change to meet country-specific legal requirements.

This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Brigham Exploration Company or any other securities. Statoil ASA and Fargo Acquisition Inc. have filed a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”). The offer to purchase shares of Brigham common stock (the “Offer”) will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND STOCKHOLDERS ARE URGED TO READ BOTH THE SCHEDULE TO, AS FILED AND AS IT MAY BE AMENDED FROM TIME TO TIME (the “Tender Offer Statement”), AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS FILED AND AS IT MAY BE AMENDED FROM TIME TO TIME (the “Solicitation/Recommendation Statement”), BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE OFFER. The solicitation/recommendation statement has been filed with the SEC by Brigham. Investors and stockholders may obtain a free copy of these statements and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov or by directing such requests to Innisfree M&A Incorporated at (877) 687-1875.

Contents

Statoil Acquisition of Brigham	2
General Information about the Transaction and Integration	2
Deal Background and Rationale	3
Corporate Culture	4
Employment at Statoil	4
Benefits and Compensation	5
Communication	7

Statoil Acquisition of Brigham

General Information about the Transaction and Integration

1.	What is currently happening with the transaction?

Statoil ASA (“Statoil”), Fargo Acquisition Inc. (“Purchaser”) and Brigham Exploration Company (“Brigham”) signed an Agreement and Plan of Merger on October 17, 2011 providing for the acquisition of Brigham by Statoil. On October 28, 2011, the Purchaser commenced a tender offer for all of the shares of common stock, par value $0.01 per share (“Shares”), of Brigham that are issued and outstanding at a price of $36.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to

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purchase (as may be amended from time to time, the “Offer to Purchase”), which is included in the Tender Offer Statement and has been sent to all holders of Shares. The offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of Wednesday, November 30, 2011, unless the offer is extended. The offer may be extended as described in the Offer to Purchase and if extended, the Purchaser will inform the depositary for the offer of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date (currently 12:00 midnight, New York City time, at the end of Wednesday, November 30, 2011). The Tender Offer Statement and the Solicitation/Recommendation Statement contain important information about the Offer. In preparation for the potential closing of the transaction, the two companies are working together on joint integration planning and organizational integration.

2.	When will the transaction be completed?

We are anticipating that the transaction will be completed in early December, 2011; however, it is possible that closing will not be completed until 2012.

3.	What happens if the transaction doesn’t close?

In the event that the acquisition does not move forward as planned, Brigham will continue independent of Statoil.

4.	Assuming the transaction closes, how long will the integration take?

We expect it will be approximately 18-24 months before the integration is complete. To ensure a smooth and seamless process for everyone involved, we will be taking a phased integration approach. We will communicate with you throughout the entire process, so you know what is currently happening and what you can expect in the future.

Deal Background and Rationale

5.	Why is Statoil acquiring Brigham?

The acquisition of Brigham provides Statoil with strong operational capabilities and significant acreage in the Bakken play. This acquisition emphasizes Statoil’s commitment to growth in onshore shale development through ongoing investments that align with this goal. Statoil also recognizes the value that Brigham’s innovation and people deliver. Brigham’s expertise and operational success will enhance Statoil’s ability to expand its US onshore business. Once the transaction has closed, Statoil plans to integrate Brigham as a key business unit over the next 18-24 months.

6.	How will the acquisition of Brigham help Statoil achieve its goals?

Statoil is 100% focused on executing on the goal of growing the company to become a premier onshore shale operator. Brigham fits well within all dimensions of Statoil’s future growth and innovation strategy, and in particular with its focus on developing strong operational capabilities.

7.	How is the deal good for both Brigham and Statoil?

Statoil will provide technology to Brigham as well as access to Statoil R&D and technical experts and resources to further Brigham’s growth ambitions. The robust Austin-based operation will remain intact at closing and we expect the transaction will result in expanding the responsibility of Brigham talents to include growth of their current asset portfolio. Statoil has a solid commitment to growing the Bakken business through additional land acquisitions and further investment in infrastructure.

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Corporate Culture

8.	When the two companies merge, what will the culture be like?

We expect that the two cultures — Statoil’s and Brigham’s — will be a good fit. There are many cultural attributes that are similar between the two companies, like smart, engaged people and drive for innovation and just getting things done. Statoil will continue to build trust, focus and stability. Also, Statoil seeks continuous improvement and always strives to build value.

9.	Who will lead the combined organization?

Until the transaction closes, the current management team will stay in place and continue to lead the business. After the closing, certain Brigham executives have elected to leave the organization, however, the core of the management team, including operations and technology are expected to remain. Statoil hopes the remainder of the talent within Brigham will recognize the opportunities this transaction affords both Brigham and Statoil.

10.	How will management decisions be made?

Before the deal closes, Brigham will remain an independent company and all decisions will continue to be made by Brigham’s management as before. Statoil cannot direct Brigham decisions or participate in its business in any way until this deal is closed. Brigham and Statoil have established an integration team, based in Austin, that is currently working together to make decisions and recommendations to facilitate the integration of systems, support and processes.

11.	What name will be used for the new combined organization?

The name will be Statoil.

12.	Will our values change as a result of this transaction?

The core values of both Brigham and Statoil are closely aligned. These values are courageous, open, hands-on, caring and at the core of Statoil’s management style and guide employees in how they do business. You will receive more information about the mission, vision and values in your Welcome Kit.

Employment at Statoil

13.	How will the acquisition impact my job?

Statoil values the talent and expertise at Brigham and has no plans to reduce headcount. In fact, Statoil intends to keep the current workforce and office in Austin and continue to grow the talent base for the future. The size and timing of growth will depend on the market and business need. It’s important that you continue to focus on your current deliverables and commitments throughout this process.

14.	Will employees be asked to relocate?

We don’t anticipate many relocations due to the acquisition. Statoil employees who agree to participate in the integration will relocate to Austin to work side-by-side with Brigham employees to facilitate knowledge transfer and development of business process best practices. This transaction may also

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create opportunities for both Statoil and Brigham employees to apply for vacant positions within the combined organization. Statoil has a history of career development and training. During integration we will evaluate the different options and provide you additional information once decisions have been finalized.

15.	Will I be reporting to a new manager?

All reporting relationships remain the same for now. When the transaction closes, a new local organization structure will be implemented in Austin, with key persons in the current organization heading up the business unit. Some of the people in the organization will then be reporting to a new manager.

16.	Will any current Statoil employees be transferred to a Brigham location or vice versa?

Over the next year, we will have some Statoil employees transfer to Austin to help facilitate a smooth integration. We have found that this is a great way to transfer knowledge and to effectively integrate newly acquired assets into the Statoil process. After the closing, we will be working with the management team to determine to what degree we need to “cross-pollinate” to make this acquisition successful.

17.	Will I be required to travel to Houston and/or spend a significant amount of time at the Statoil office in Houston?

Some employees may have to travel more than others, but in general, we do not anticipate travel to Houston on a regular basis.

Benefits and Compensation

18.	Will my benefits change?

Assuming the transaction closes before 2012 you will migrate to the Statoil benefits package from January 2012. Statoil benefits are of comparable value, and in some instances, will provide better benefits than your current package. We do not anticipate any reduction in overall benefits.

19.	When will I find out what my new benefits will be?

You will receive information about your Statoil benefits in your Welcome Kit, which you can expect to receive shortly after the closing of the transaction.

20.	When will my Statoil benefits coverage begin?

Assuming the transaction closes before 2012, your Statoil benefits will take effect on January 1, 2012. In the Welcome Kit that you will receive shortly after closing, you will receive information about how and when to enroll in your benefits.

21.	How much time off does Statoil provide?

Assuming the transaction closes before 2012 you will remain in your current vacation and sick day programs through the end of 2011. Accordingly your vacation days must be used prior to the end of the year. Beginning in 2012 you will participate in Statoil’s paid time off programs which are more generous and provide more flexibility than Brigham’s current plans.

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Statoil provides employees with two to four weeks of paid vacation based on years of employment/ relevant industry experience. Each employee also receives five personal days to use at their discretion.

In addition the following 11 holidays will be observed in 2011/2012:

•	Day after New Year’s Day in 2012

•	Martin Luther King, Jr. Day

•	Presidents’ Day

•	Good Friday

•	Memorial Day

•	Independence Day

•	Labour Day

•	Thanksgiving Day

•	Day after Thanksgiving

•	Day before Christmas Eve in 2011 / Christmas Eve in 2012

•	Day after Christmas Day in 2011 / Christmas Day in 2012

Sick time is accrued at a rate of one day per month and may be used for employees’ short-term illness and doctor appointments.

22.	Will my retirement benefits change?

Yes. Statoil offers different retirement benefits than Brigham. Statoil offers a 401(k) savings plan with 24 investment options from which to choose. Statoil provides matching contributions to the 401(k). Statoil also offers a Money Purchase Plan with a contribution to the MPP equal to 10% of your annual base compensation. You will receive additional information about the Statoil retirement and health and welfare benefits in your Welcome Kit.

23.	When will I enroll in my new Statoil 401(k) options?

T. Rowe Price is the administrator of the Statoil 401(k). We are currently working with T. Rowe Price to accommodate enrolment in Statoil’s plans as soon as administratively possible after the close date.

24.	Will my pay change once I am an employee of Statoil?

We expect to keep people’s base pay the same level when the transaction closes. Statoil will review all salaries during its annual review process, just as Brigham has done in the past.

25.	What impact will this transaction have on performance reviews and expectations?

There will be no immediate impact on your performance expectations as a result of this transaction. As we evaluate the needs of our combined business, we’ll be seeking likenesses between our organizations’ performance review procedures. When we are ready to align these, you will be provided with further details.

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Communication

26.	How is the deal being communicated publicly?

The deal was announced publicly at nearly the same time as the employee announcement. Statoil issued a press release and conducted calls and/or in person meetings with key press and analysts to communicate the news. We will follow the same practice when the deal closes. Information regarding the Offer was announced in the Tender Offer Statement and in the Solicitation/Recommendation Statement, each of which will continue to be updated through the closing.

27.	Is there any guidance regarding what I can or should say to friends, vendors and family?

When your family and friends ask you questions about the acquisition, only share with them what you read in public statements issued by Brigham or Statoil, including in the Tender Offer Statement and the Solicitation/Recommendation Statement and in Frequently Asked Question (FAQs) intended for an external audience like customers. Any detailed information about our business and this transaction is strictly confidential and must be kept within our company. You may, however, share information related to your offer and ongoing employment with your spouse or significant other.

28.	What should I do if the media or any industry analysts contact me?

If you are approached by anyone from the media, including local newspapers and industry analysts, don’t confirm nor deny any information. Please refer them to Rob Roosa in Brigham.

29.	Who should I contact if I have questions about the acquisition?

If you have any questions about this acquisition, talk with your manager or any member of the Brigham leadership team.

30.	Where can I learn more about Statoil?

Once the deal closes—which we currently expect to happen in early December—Statoil will hold a welcome event. You will be provided with a Welcome Kit that will include information about the new company, your benefits and the transition process. Before the deal closes you can find additional information at www.Statoil.com.

Forward-Looking Statements

The statements in this communication that relate to future results and events are forward-looking statements based on Statoil’s current expectations. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that the parties are unable to successfully implement integration strategies; and other risks that are described in Statoil’s 2010 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil’s web site at www.statoil.com. Neither we nor any other person assumes responsibility

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for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this communication, either to make them conform to actual results or changes in our expectations.

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